

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 1, 2023

John Turner
Chief Financial Officer
New Atlas HoldCo Inc.
5918 W. Courtyard Drive, Suite 500
Austin, Texas 78730

> **Re: New Atlas HoldCo Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed August 30, 2023**
> **File No. 333-273585**

Dear John Turner:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-4 filed August 30, 2023

Exhibits

1. We note that the revised tax opinion filed as Exhibit 8.1 no longer includes a signature from Vinson & Elkins LLP. Please obtain and file a signed tax opinion.

General

2. Please confirm that no party whose consent to the Reorganization was privately solicited, if any, will receive shares the offer and sale of which is registered on this Form S-4.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Claudia Rios, Staff Attorney, at (202) 551-8770 or Laura Nicholson, Special Counsel, at (202) 551-3584 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Thomas Zentner, Esq.